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EXHIBIT 12.1

HERBST GAMING, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands) (unaudited)

	Years Ended December 31,
	1998		1999		2000		2001		2002
Income from continuing operations before income taxes(1)	$7,426		$4,840		$3,338		$1,060		$5,233
Add:
Interest expense	2,026		2,216		4,643		19,952		18,785
Interest component of rent expense	237		271		291		301		397

Earnings available for fixed charges	$9,689		$7,327		$8,272		$21,313		$24,415

Fixed Charges:
Interest expense	$2,026		$2,216		$4,643		$19,952		$18,785
Interest capitalized	—		1,662		3,408		—		—
Interest component of rent expense	237		271		291		301		397

Total fixed charges	$2,263		$4,149		$8,342		$20,253		$19,182

Ratio of earnings to fixed charges	4.3	x	1.8	x	1.0	x	1.1	x	1.3	x

(1)
Does not include $13,024 of extraordinary charges associated with the early retirement of debt for the year ended December 31, 2001.

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EXHIBIT 12.1
HERBST GAMING, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (dollars in thousands) (unaudited)